Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu

Investor Relations

51job, Inc.

+(86-21) 6879-6250

ir@51job.com

51job, Inc. Reports Third Quarter 2011 Financial Results

SHANGHAI, China, November 9, 2011 — 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the third quarter of 2011 ended September 30, 2011.

Third Quarter 2011 Financial Highlights:

•                      Total revenues increased 26.4% over Q3 2010 to RMB343.3 million (US$53.8 million), within the Company’s guidance range of RMB335 million to RMB345 million

•                      Online recruitment services revenues increased 49.0% over Q3 2010 to RMB212.7 million (US$33.4 million)

•                      Gross margin expanded to 72.4% compared with 68.4% in Q3 2010

•                      Income from operations increased 62.8% over Q3 2010 to RMB112.2 million (US$17.6 million)

•                      Fully diluted earnings per common share were RMB1.65 (US$0.52 per ADS)

•                      Excluding share-based compensation expense and loss from foreign currency translation as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB1.89 (US$0.59 per ADS)

•                      Cash and short-term investments increased to RMB1,919.4 million (US$300.9 million) as of September 30, 2011

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Led by the diligent execution of our strategic plan, we achieved solid revenue growth and profitability in the third quarter.  In the online business, we extended our dedicated sales coverage, which now serves 75 cities in China, and meaningfully increased average spending per employer.  We also saw strong growth in our other HR services as our outsourcing and training services gained traction with customers.  A longstanding leader and trusted brand in the HR services market in China, we continue to focus on opportunities to consolidate our position, drive profitable growth and deliver returns to our shareholders.”

- more -

Third Quarter 2011 Unaudited Financial Results

Total revenues for the third quarter ended September 30, 2011 were RMB343.3 million (US$53.8 million), an increase of 26.4% from RMB271.6 million for the same quarter in 2010.

Online recruitment services revenues for the third quarter of 2011 were RMB212.7 million (US$33.4 million), representing a 49.0% increase from RMB142.7 million for the same quarter of the prior year.  The increase was primarily due to higher average revenue per unique employer as well as a greater number of unique employers using the Company’s online recruitment services.  Average revenue per unique employer increased 27.9% in the third quarter of 2011 as compared to the same quarter in 2010 due to growing demand for online recruitment services and the impact of price increases implemented in April 2011.  Unique employers increased 16.5% to 165,572 in the third quarter of 2011 compared with 142,098 in the same quarter of the prior year driven by new customer acquisition and greater usage of online services.

Print advertising revenues for the third quarter of 2011 decreased 30.8% to RMB42.9 million (US$6.7 million) compared with RMB62.0 million for the same quarter in 2010.  The decline was primarily due to a reduction in the number of cities where 51job Weekly is published and a 38.3% decrease in the estimated number of print advertising pages generated in the third quarter of 2011 to 1,322 from 2,143 pages in the same quarter in 2010.  This decline was partially offset by higher average revenue per page.  Average revenue per page increased 12.1% in the third quarter of 2011 as compared to the same quarter in 2010 primarily as a result of greater page contribution from higher priced cities.

Other human resource related revenues for the third quarter of 2011 increased 31.0% to RMB87.6 million (US$13.7 million) from RMB66.9 million in the same quarter of 2010 primarily due to greater market demand for our business process outsourcing and training services.

Gross profit for the third quarter of 2011 increased 34.1% to RMB236.2 million (US$37.0 million) from RMB176.1 million for the same quarter of the prior year.  Gross margin, which is gross profit as a percentage of net revenues, expanded to 72.4% in the third quarter of 2011 compared with 68.4% in the same quarter in 2010 primarily due to greater economies of scale.

Operating expenses for the third quarter of 2011 increased 15.6% to RMB124.0 million (US$19.4 million) from RMB107.2 million for the same quarter of 2010.  Operating expenses as a percentage of net revenues decreased to 38.0% for the third quarter of 2011 compared with 41.6% for the third quarter of 2010.  Sales and marketing expenses for the third quarter of 2011 increased 20.0% to RMB82.2 million (US$12.9 million) from RMB68.5 million for the same quarter of the prior year primarily due to an increase in sales headcount and higher salary expenses, commissions and bonuses.  General and administrative expenses for the third quarter of 2011 increased 7.9% to RMB41.8 million (US$6.6 million) from RMB38.7 million in the third quarter of 2010 primarily due to higher share-based compensation, rental and office expenses.

Income from operations for the third quarter of 2011 increased 62.8% to RMB112.2 million (US$17.6 million) from RMB68.9 million for the same quarter of the prior year.  Operating margin, which is income from operations as a percentage of net revenues, increased to 34.4% in the third quarter of 2011 compared with 26.8% in the same quarter of 2010.

Net income for the third quarter of 2011 increased 54.9% to RMB97.5 million (US$15.3 million) from RMB62.9 million for the same quarter in 2010.  Fully diluted earnings per common share for the third quarter of 2011 were RMB1.65 (US$0.26) compared with RMB1.10 for the same quarter in 2010.  Fully diluted earnings per ADS for the third quarter of 2011 were RMB3.30 (US$0.52) compared with RMB2.20 in the third quarter of 2010.

In the third quarter of 2011, the Company recognized total share-based compensation expense of RMB11.2 million (US$1.8 million) compared with RMB6.4 million in the third quarter of 2010.  The Company also recognized loss from foreign currency translation of RMB2.9 million (US$0.5 million) in the third quarter of 2011 compared with RMB2.7 million in the third quarter of 2010 due to an appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation expense and loss from foreign currency translation as well as their related tax impact, non-GAAP adjusted income for the third quarter of 2011 increased 54.9% to RMB111.6 million (US$17.5 million) compared with RMB72.0 million for the third quarter of 2010.  Non-GAAP adjusted fully diluted earnings per common share were RMB1.89 (US$0.30) in the third quarter of 2011 compared with RMB1.26 in the third quarter of 2010.  Non-GAAP adjusted fully diluted earnings per ADS in the third quarter of 2011 were RMB3.77 (US$0.59) compared with RMB2.52 in the third quarter of 2010.

Nine Months 2011 Unaudited Financial Results

Total revenues for the nine months ended September 30, 2011 were RMB1,000.3 million (US$156.8 million), an increase of 26.9% from RMB788.3 million for the same period in 2010.  Income from operations for the nine months ended September 30, 2011 increased 69.3% to RMB329.1 million (US$51.6 million) from RMB194.4 million for the same period in 2010.

Net income for the nine months ended September 30, 2011 increased 62.5% to RMB272.6 million (US$42.7 million) from RMB167.7 million for the same period in 2010.  Fully diluted earnings per common share for the nine months ended September 30, 2011 increased to RMB4.61 (US$0.72) from RMB2.99 for the same period in 2010.  Fully diluted earnings per ADS for the nine months ended September 30, 2011 were RMB9.22 (US$1.45) compared with RMB5.97 for the same period in 2010.

Excluding share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments as well as their related tax impact, non-GAAP adjusted net income for the nine months ended September 30, 2011 increased 69.3% to RMB323.1 million (US$50.7 million) from RMB190.8 million for the nine months ended September 30, 2010.  Non-GAAP adjusted fully diluted earnings per common share were RMB5.46 (US$0.86) in the nine months of 2011 compared with RMB3.40 in the same period in 2010.  Non-GAAP adjusted fully diluted earnings per ADS in the nine months of 2011 were RMB10.93 (US$1.71) compared with RMB6.79 in the same period in 2010.

As of September 30, 2011, the Company had cash and short-term investments totaling RMB1,919.4 million (US$300.9 million) compared with RMB1,599.8 million as of December 31, 2010.  Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

For the fourth quarter of 2011, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB360 million to RMB370 million (US$56.4 million to US$58.0 million).  Excluding share-based compensation expense and any loss or gain from foreign currency translation as well as their related tax impact, the Company’s non-GAAP fully diluted earnings target for the fourth quarter of 2011 is in the estimated range of RMB1.85 to RMB1.95 per common share (US$0.58 to US$0.61 per ADS).  The Company expects aggregate share-based compensation expense in the fourth quarter of 2011 to be in the estimated range of RMB11 million to RMB12 million (US$1.7 million to US$1.9 million).

Other Company News

In October 2011, the Company discontinued the publication of 51job Weekly in Chongqing but continues to maintain a sales office in the city.  The Company currently operates 51job Weekly in 14 cities across China.

In November 2011, the Company entered into a contract to acquire a new office building in Wuhan to accommodate its growing sales and service team.  The purchase price is expected to be in the estimated range of RMB70 million to RMB73 million (US$11.0 million to US$11.4 million) and additional costs will be incurred to outfit and furnish the building for occupancy in 2013.  The Company expects to make installment payments toward the purchase of this building beginning in the fourth quarter of 2011.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.3780 to US$1.00, the noon buying rate on September 30, 2011 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 8:00 p.m. Eastern Time on November 9, 2011 (9:00 a.m. Shanghai / Hong Kong time zone on November 10, 2011) to discuss its third quarter 2011 results, operating performance and business outlook.

To dial in to the call, please use conference ID 4481691 and the following telephone numbers:

US: +1-877-941-6009

Hong Kong: +852-3009-5027

International: +1-480-629-9722

The call will also be available live and on replay through 51job’s investor relations website, ir.51job.com.  Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments as well as their related tax impact.  The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings.  The Company believes excluding loss from foreign currency translation and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings.  The Company believes excluding the loss from impairment of long-term investments and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such loss is unrelated to the Company’s core business operations.  51job also believes these non-GAAP measures excluding share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments, as well as their related tax impact, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis.  The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies.  The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services.  Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities.  51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis.  51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the fourth quarter of 2011, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based upon management’s current expectations, and actual results could differ materially.  Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the fourth quarter of 2011; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions.  For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission.  51job undertakes no obligation to update these targets prior to announcing final results for the fourth quarter of 2011 or as a result of new information, future events or otherwise.

- Financial tables follow -

51job, Inc.

Consolidated Statements of Operations

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	September 30, 2010 (unaudited)	September 30, 2011 (unaudited)	September 30, 2011 (unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Online recruitment services	142,732	212,736	33,355
Print advertising	62,017	42,900	6,726
Other human resource related revenues	66,896	87,643	13,741
Total revenues	271,645	343,279	53,822

Less: Business and related tax	(14,148)	(17,234)	(2,702)
Net revenues	257,497	326,045	51,120

Cost of services (Note 2)	(81,383)	(89,863)	(14,089)

Gross profit	176,114	236,182	37,031

Operating expenses:
Sales and marketing (Note 3)	(68,505)	(82,198)	(12,888)
General and administrative (Note 4)	(38,705)	(41,780)	(6,551)
Total operating expenses	(107,210)	(123,978)	(19,439)

Income from operations	68,904	112,204	17,592
Loss from foreign currency translation	(2,723)	(2,900)	(455)
Interest and investment income	4,925	11,405	1,788
Other income (expense)	3,941	(124)	(19)

Income before income tax expense	75,047	120,585	18,906
Income tax expense	(12,103)	(23,081)	(3,619)

Net income	62,944	97,504	15,287

Earnings per share:
Basic	1.13	1.72	0.27
Diluted	1.10	1.65	0.26

Earnings per ADS (Note 5):
Basic	2.27	3.43	0.54
Diluted	2.20	3.30	0.52

Weighted average number of common shares outstanding:
Basic	55,531,881	56,837,045	56,837,045
Diluted	57,120,928	59,176,145	59,176,145

Notes:

1.          The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RM6.3780 on September 30, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.          Includes share-based compensation expense of RMB1,019 and RMB1,790 (US$281) for the three months ended September 30, 2010 and 2011, respectively.

3.          Includes share-based compensation expense of RMB876 and RMB1,539 (US$241) for the three months ended September 30, 2010 and 2011, respectively.

4.          Includes share-based compensation expense of RMB4,466 and RMB7,844 (US$1,230) for the three months ended September 30, 2010 and 2011, respectively.

5.          Each ADS represents two common shares.

51job, Inc.

Consolidated Statements of Operations

	For the Nine Months Ended
(In thousands, except share, per share and per ADS data)	September 30, 2010 (unaudited)	September 30, 2011 (unaudited)	September 30, 2011 (unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Online recruitment services	387,075	586,067	91,889
Print advertising	226,126	181,090	28,393
Other human resource related revenues	175,091	233,109	36,549
Total revenues	788,292	1,000,266	156,831

Less: Business and related tax	(41,684)	(52,999)	(8,310)
Net revenues	746,608	947,267	148,521

Cost of services (Note 2)	(246,924)	(269,017)	(42,179)

Gross profit	499,684	678,250	106,342

Operating expenses:
Sales and marketing (Note 3)	(193,159)	(231,541)	(36,303)
General and administrative (Note 4)	(112,088)	(117,574)	(18,434)
Total operating expenses	(305,247)	(349,115)	(54,737)

Income from operations	194,437	329,135	51,605
Loss from foreign currency translation	(3,836)	(8,442)	(1,324)
Loss from impairment of long-term investments	—	(15,081)	(2,365)
Interest and investment income	13,675	30,122	4,723
Other income	6,637	3,412	535

Income before provision for income tax	210,913	339,146	53,174
Income tax expense	(43,199)	(66,568)	(10,437)

Net income	167,714	272,578	42,737

Earnings per share:
Basic	3.04	4.81	0.75
Diluted	2.99	4.61	0.72

Earnings per ADS (Note 5):
Basic	6.07	9.62	1.51
Diluted	5.97	9.22	1.45

Weighted average number of common shares outstanding:
Basic	55,235,509	56,690,804	56,690,804
Diluted	56,165,307	59,121,853	59,121,853

Notes:

1.          The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.3780 on September 30, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.          Includes share-based compensation expense of RMB3,082 and RMB4,330 (US$679) for the nine months ended September 30, 2010 and 2011, respectively.

3.          Includes share-based compensation expense of RMB2,650 and RMB3,722 (US$584) for the nine months ended September 30, 2010 and 2011, respectively.

4.          Includes share-based compensation expense of RMB13,508 and RMB18,971 (US$2,974) for the nine months ended September 30, 2010 and 2011, respectively.

5.          Each ADS represents two common shares.

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	September 30, 2010 (unaudited)	September 30, 2011 (unaudited)	September 30, 2011 (unaudited)
	RMB	RMB	USD (Note 1)

GAAP income before income tax expense	75,047	120,585	18,906
Add back: Share-based compensation expense	6,361	11,173	1,752
Add back: Loss from foreign currency translation	2,723	2,900	455
Non-GAAP income before income tax expense	84,131	134,658	21,113

GAAP income tax expense	(12,103)	(23,081)	(3,619)
Tax impact of share-based compensation expense and loss from foreign currency translation	(4)	(6)	(1)
Non-GAAP income tax expense	(12,107)	(23,087)	(3,620)

Non-GAAP adjusted net income	72,024	111,571	17,493

Non-GAAP adjusted earnings per share:
Basic	1.30	1.96	0.31
Diluted	1.26	1.89	0.30

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	2.59	3.93	0.62
Diluted	2.52	3.77	0.59

Weighted average number of common shares outstanding:
Basic	55,531,881	56,837,045	56,837,045
Diluted	57,120,928	59,176,145	59,176,145

	For the Nine Months Ended
(In thousands, except share, per share and per ADS data)	September 30, 2010 (unaudited)	September 30, 2011 (unaudited)	September 30, 2011 (unaudited)
	RMB	RMB	USD (Note 1)

GAAP income before income tax expense	210,913	339,146	53,174
Add back: Share-based compensation expense	19,240	27,023	4,237
Add back: Loss from foreign currency translation	3,836	8,442	1,324
Add back: Loss from impairment of long-term investments	—	15,081	2,365
Non-GAAP income before income tax expense	233,989	389,692	61,100

GAAP income tax expense	(43,199)	(66,568)	(10,437)
Tax impact of share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments	(7)	(48)	(8)
Non-GAAP income tax expense	(43,206)	(66,616)	(10,445)

Non-GAAP adjusted net income	190,783	323,076	50,655

Non-GAAP adjusted earnings per share:
Basic	3.45	5.70	0.89
Diluted	3.40	5.46	0.86

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	6.91	11.40	1.79
Diluted	6.79	10.93	1.71

Weighted average number of common shares outstanding:
Basic	55,235,509	56,690,804	56,690,804
Diluted	56,165,307	59,121,853	59,121,853

Notes:

1.          The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.3780 on September 30, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.          Each ADS represents two common shares.

51job, Inc.

Consolidated Balance Sheets

	As of
(In thousands, except share and per share data)	December 31, 2010 (unaudited)	September 30, 2011 (unaudited)	September 30, 2011 (unaudited)
	RMB	RMB	USD (Note 1)

ASSETS

Current assets:
Cash	1,192,888	752,522	117,987
Restricted cash	44,888	15,936	2,499
Short-term investments	406,943	1,166,882	182,954
Accounts receivable (net of allowance of RMB1,965 and RMB1,454 as of December 31, 2010 and September 30, 2011, respectively)	33,386	34,433	5,399
Prepayments and other current assets	75,256	212,930	33,385
Deferred tax assets, current	6,749	5,913	927

Total current assets	1,760,110	2,188,616	343,151

Long-term investments, net	15,433	—	—
Property and equipment, net	202,699	193,122	30,279
Intangible assets, net	4,805	4,585	719
Other long-term assets	4,853	7,081	1,110
Deferred tax assets, non-current	110	542	85

Total non-current assets	227,900	205,330	32,193

Total assets	1,988,010	2,393,946	375,344

LIABILITIES

Current liabilities:
Accounts payable	15,551	15,797	2,477
Salary and employee related accrual	39,543	37,985	5,955
Taxes payable	39,795	33,351	5,229
Advance from customers	186,191	290,931	45,615
Other payables and accruals	50,491	35,888	5,627

Total current liabilities	331,571	413,952	64,903

Deferred tax liabilities, non-current	1,583	1,874	294

Total liabilities	333,154	415,826	65,197

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,473,949 and 56,932,105 shares issued and outstanding as of December 31, 2010 and September 30, 2011, respectively)	47	47	7
Additional paid-in capital	997,933	1,048,329	164,367
Statutory reserves	6,811	6,811	1,068
Other comprehensive income	1,313	1,603	251
Retained earnings	648,752	921,330	144,454

Total shareholders’ equity	1,654,856	1,978,120	310,147

Total liabilities and shareholders’ equity	1,988,010	2,393,946	375,344

Note 1:         The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.3780 on September 30, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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